May 30, 2013

Ms. Mindy Hooker

Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Mobile Mini, Inc.

Form 8-K

Filed May 17, 2013

File No. 1-12804

Dear Ms. Hooker:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated May 22, 2013, to Mr. Christopher J. Miner, Senior Vice President and General Counsel of Mobile Mini, Inc. (the “Company” or “Mobile Mini”), relating to the Company’s Form 8-K filed May 17, 2013 (the “8-K”).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Staff’s Comment:

1.	We note your disclosure in the last paragraph indicating, “During the years ended December 31, 2012 and 2011 and the subsequent interim period through May 15, 2013..” Please revise this disclosure to encompass the subsequent interim period prior to engaging the new accountant. In this regard, we note the preceding paragraph which indicates that you engaged the new accountant on May 17, 2013. Please refer to Item 304(a)(2) of Regulation S-K.

Company’s Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that the Company intends to file an amendment to the 8-K reflecting the following: The last paragraph of the Form 8-K is being amended by replacing the date “May 15, 2013” with “May 17, 2013”. No other changes to the Form 8-K are being made.

Ms. Mindy Hooker

United States Securities and Exchange Commission

May 30, 2013

Staff’s Comment:

2.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Company’s Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that because the paragraph being amended in the 8-K is not required to be commented on by the Company’s prior independent registered public accounting firm, the Company has not sought an updated Exhibit 16 letter from the firm.

As specifically requested by the Staff, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 477-0241.

Very truly yours,

/s/ Christopher J. Miner

Christopher J. Miner

Senior Vice President and General Counsel